UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 ___________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

(Commission File No. 001-32305)

___________________________

ITAÚ CORPBANCA
(Translation of registrant’s name into English)

___________________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

___________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On October 13, 2018, Itaú Corpbanca published a press release announcing that, on the same date, it filed a material event notice with the Chilean Financial Market Commission (former Chilean Superintendency of Securities and Insurance) and with the Chilean Superintendency of Banks and Financial Institutions. The press release and material event notice are attached hereto as Exhibits 99.1 and 99.2, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Gabriel Amado De Moura
Name:	Gabriel Amado De Moura
Title:	Chief Financial Officer

Date:  October 15, 2018.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated October 13, 2018.
99.2	Material event notice dated October 12, 2018.